

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 16, 2017

<u>Via E-mail</u>
Mr. Mark A. Wallace
Chief Financial Officer
Uniti Group Inc.
10802 Executive Center Drive, Benton Bldg., Suite 300
Little Rock, AK 72211

  Re: Uniti Group Inc.
    Form 10-K for the fiscal year ended December 31, 2016
    Filed February 23, 2017
    File No. 1-36708

Dear Mr. Wallace:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Wilson K. Lee

        Wilson K. Lee
        Senior Staff Accountant
        Office of Real Estate & -
         Commodities